Exhibit 99.1

Hepsiburada Announces Fourth Quarter and Full Year 2022 Financial Results

ISTANBUL, March 22, 2023 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under IFRS, including the Company, have been required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022.

The Company’s financial statements as of and for the year ended December 31, 2022, including figures corresponding to the same period of the prior year, have been restated pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2022. All amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements, are restated applying the general price index. Adjustments for inflation have been calculated considering the price indexes published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at December 31, 2022 are as follows:

Date	Index	Conversion Factor
31 December 2022	1,128.5	1.00
30 September 2022	1,046.9	1.08
30 June 2022	977.9	1.15
31 March 2022	843.6	1.34
31 December 2021	687.0	1.64
30 September 2021	570.7	1.98
30 June 2021	547.5	2.06
31 March 2021	523.5	2.16

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year on year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Fourth Quarter 2022 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 13.9% to TRY 19.4 billion compared to TRY 17.0 billion in Q4 2021.

o	IAS 29-Unadjusted GMV increased by 104.1% to TRY 19.1 billion compared to Q4 2021.

●	Revenue increased by 9.7% to TRY 5,535.2 million compared to TRY 5,044.7 million in Q4 2021.

●	Number of orders increased by 94.8% to 33.9 million compared to 17.4 million orders in Q4 2021.

●	Active Customers increased by 8.1% to 12.2 million compared to 11.3 million as of December 31, 2021.

●	(Order) Frequency increased by 39.1% to 6.6 compared to 4.7 as of December 31, 2021.

●	Active Merchant base increased by 32.9% to 99.7 thousand compared to 75.0 thousand as of December 31, 2021.

●	Number of SKUs increased by 81.1% to 163.6 million compared to 90.3 million as of December 31, 2021.

●	Share of Marketplace GMV was 68.1% compared to 65.3% in Q4 2021.

●	EBITDA improved to negative TRY 245.9 million compared to negative TRY 1,650.1 million in Q4 2021. EBITDA as a percentage of GMV improved 8.4 percentage points to negative 1.3% compared to Q4 2021.

o	IAS 29-Unadjusted EBITDA was negative TRY 7.3 million compared to negative TRY 751.1 million in Q4 2021. Accordingly, IAS 29-Unadjusted EBITDA as a percentage of GMV in Q4 2022 was almost at breakeven (negative 0.04%), continuing its improvement by 8.0 percentage points compared to Q4 2021.

●	Net loss for the period was TRY 546.1 million compared to a net income of TRY 588.8 million for Q4 2021.

●	Free cash flow was a positive TRY 1,059.3 million compared to negative TRY 191.4 million in Q4 2021.

Full Year 2022 (Unaudited) Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 3.8% to TRY 53.9 billion compared to TRY 52.0 billion in 2021.

o	IAS 29-Unadjusted GMV increased by 80.8% to TRY 47.3 billion compared to 2021. With this performance, we exceeded our full year GMV growth guidance of around 70% by 10.8 percentage points.

●	Revenue increased by 6.8% to TRY 16,069.4 million compared to TRY 15,046.2 million in 2021.

●	Number of orders increased by 50.4% to 80.4 million compared to 53.5 million orders in 2021.

●	Active Customers increased by 8.1% to 12.2 million compared to 11.3 million as of December 31, 2021.

●	(Order) Frequency increased by 39.1% to 6.6 compared to 4.7 as of December 31, 2021.

●	Active Merchant base increased by 32.9% to 99.7 thousand compared to 75.0 thousand as of December 31, 2021.

●	Number of SKUs increased by 81.1% to 163.6 million compared to 90.3 million at December 31, 2021.

●	Share of Marketplace GMV was 66.7% compared to 68.0% in 2021.

●	EBITDA improved to negative TRY 2,584.1 million in 2022 compared to negative TRY 3,726.1 million in 2021. EBITDA as a percentage of GMV improved 2.4 percentage points to negative 4.8% compared to 2021.

o	IAS 29-Unadjusted EBITDA as a percentage of GMV in 2022 was negative 2.1%, improved by 4.4 percentage points compared to 2021. This came in 0.4 percentage points above the high-end of our EBITDA as a percentage of GMV full year guidance.

●	Net loss for the period was TRY 2,899.8 million compared to a net loss of TRY 2,021.0 million for 2021.

●	Free cash flow was a negative TRY 416.2 million compared to negative TRY 417.5 million in 2021.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“2023 began with devastating earthquakes that struck eleven cities in southeast Türkiye on February 6th. At Hepsiburada, our immediate reaction was to mobilize our e-commerce expertise, our logistical strength and technological infrastructure. With our two-year recovery program launched in March 2023, we are extending our platform and technological capabilities to provide much needed long-term support for the recovery effort.

The macroeconomic environment in Türkiye has been challenging, particularly due to rising inflation during 2022. Inflation was at 64.3% at the end of the year, having peaked at 85.5% in October 2022. Despite this, we have outperformed our full year GMV growth guidance by 11 percentage points, with 81% year-over-year growth without adjusting for inflation. Moreover, our EBITDA as a percentage of GMV improved by 4.4 percentage points to negative 2.1% without adjusting for inflation.

We are under no illusion that market conditions will be easier throughout 2023, but we are accelerating our efforts to improve performance. Building on the foundation created by investment across our platform in recent years, we are sharpening our focus on improving margins. While we will continue to invest, this will be focused on maximising monetization opportunities across our existing platform. We plan to continue to grow, and begin externalising, our market-leading affordability solutions and wider Hepsipay Fintech offer, widening our opportunities for higher-margin growth and expanding our addressable market. Similarly, we expect HepsiJet to expand its third-party business and capitalize on the growing e-commerce business outside platforms.

By executing on our strategic priorities, we expect to deliver further sustainable growth, drive margin improvements and remain committed to becoming a profitable company, whilst being prudent with our capital allocation. We expect the new e-commerce law that came into effect on January 1, 2023, to foster a fair, rational and transparent competitive environment that benefits sellers, merchants, customers and platforms.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended December 31, 2022 and December 31, 2021 and twelve months results for the year 2022 and 2021 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation adjusted (in accordance with IAS 29).

	Three months ended Dec 31,				Twelve months ended Dec 31,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2022	2021	y/y %		2022	2021	y/y %
GMV (TRY in billions)	19.4	17.0	13.9%		53.9	52.0	3.8%
Marketplace GMV (TRY in billions)	13.2	11.1	18.8%		36.0	35.4	1.8%
Share of Marketplace GMV (%)	68.1%	65.3%	2.8	pp	66.7%	68.0%	(1.3	)pp
Number of orders (millions)	33.9	17.4	94.8%		80.4	53.5	50.4%
Active Customer (millions)	12.2	11.3	8.1%		12.2	11.3	8.1%
Revenue	5,535.2	5,044.7	9.7%		16,069.4	15,046.2	6.8%
Gross contribution	1,521.4	918.5	65.6%		3,492.1	3,249.7	7.5%
Gross contribution margin (%)	7.8%	5.4%	2.5	pp	6.5%	6.2%	0.2	pp
Net (loss)/income for the period	(546.1)	588.8	n.m.		(2,899.8)	(2,021.0)	43.5%
EBITDA	(245.9)	(1,650.1)	(85.1)%		(2,584.1)	(3,726.1)	(30.6)%
EBITDA as a percentage of GMV (%)	(1.3)%	(9.7)%	8.4	pp	(4.8)%	(7.2)%	2.4	pp
Net cash provided by/(used in) operating activities	1,293.0	(80.4)	n.m		428.7	(28.8)	n.m
Free Cash Flow	1,059.3	(191.4)	n.m		(416.2)	(417.5)	n.m

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution margin, EBITDA as a percentage of GMV and number of orders and active customer in the “Certain Definitions” section of this press release.

Impact of The Earthquakes in Türkiye

On February 6, 2023, two high-magnitude earthquakes, with their epicenter in Kahramanmaraş impacted 11 cities (with the inclusion of one more city by the authorities following our initial assessment announcement on February 15, 2023) across Southeastern Türkiye, directly affecting the lives of around 14 million people. We express our deepest condolences to the victims of this devastating disaster. Our sincere hopes are for the earliest possible relief and recovery of the affected regions to which we, as Hepsiburada, will be contributing to the best of our capabilities.

We are grateful that none of our employees have lost their lives as a result of the disaster. Our physical headquarters and offices, and our Gebze fulfillment center - where most of our employees are based, apart from those working remotely - are located beyond the earthquake zone and hence were unaffected. Eight (compared to nine in our initial assessment) cross-dock points (i.e., parcel transfer centers) of HepsiJet out of a network of 192, were directly impacted. Our initial assessment indicated that a relocation of all these points was necessary. Yet, we now understand that renovation may suffice to restore their operations.

Our total Active Merchant number on the Marketplace with a registered address in the affected region is approximately 6,500 out of over 99,700. During the weeks starting February 6th and 13th, we advanced our due payments for sales already invoiced by one week. The stores of close to 1,270 merchants on our platform are temporarily suspended at their own request.

As expected during natural disasters, we observed a temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the week of February 6th, compared to the previous week, and the same week of the prior year. This decline has likely resulted from the loss of traffic and demand from the affected region, and our decision to put major marketing campaigns, events and media advertising on hold for two weeks to honor the nation’s mourning. Traffic on the platform had gradually recovered by mid-March to almost pre-earthquake levels. The order trend during this period was relatively volatile which had also recovered to almost pre-earthquake levels also by mid-March.

As quickly as possible following the earthquakes, we mobilized our resources to various aid efforts, delivering urgent relief supplies to the victims.

Hepsiburada expects to continue to support the region with its technology, logistics, and sales and marketing power to get the local economy back on track. Hence, on March 6, 2023, we announced the launch of a two-year “Trade and Technology Empowerment for the Earthquake Region” program in order to contribute to the efforts of ensuring sustainable welfare in the earthquake region. With the program we pledge to support around ten thousand SMEs and merchants and over five thousand women entrepreneurs and women's cooperatives, while boosting the region's e-commerce and logistics capacity, shifting employment-enhancing services and activities to the region, and providing educational and social support to children and families. This program aims to boost regional GMV generation to TRY 10 billion in total over its duration. We also expect the program to establish e-commerce specialization centers in three cities, enabling the growth and development of the regional e-commerce ecosystem.

Update on Recent Regulatory Changes in Türkiye

On February 23, 2023, a Presidential Decree published in the Official Gazette increased by 50% the monetary limits of the net transaction value brackets used in the classification of medium, large, and very large scale Electronic Commerce Intermediary Service Providers (“ETAHS”) and Electronic Commerce Service Providers. Hepsiburada is now classified as a medium scale ETAHS based on its net transaction value for 2022. Therefore, we are not subject to any advertising or customer discount caps in 2023.

Q1 2023 Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of March 22, 2023, considering year to date trends which could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several uncertainties including the inflationary environment both in Türkiye and globally, local currency volatility, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, supply chain disruptions, the impact of epidemics and natural disasters, the new regulatory environment for our activities in Türkiye, the evolving competitive landscape and the outcome of the general elections on May 14, 2023. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

We have developed our strategic priorities, which emphasize differentiating assets (including logistics services and affordability solutions), customer loyalty and overall cost optimization. We believe these strategic priorities will support our path towards profitability. In 2023, we intend to remain focused on sustainable GMV growth and on our path to profitability with a prudent approach to capital allocation. In Q1 2023, despite the impact of the earthquake disaster, we expect to deliver a quarterly breakeven EBITDA on a basis unadjusted for IAS 29, demonstrating our commitment to profitability. Underpinning this performance, we also expect GMV growth of around 70% in Q1 2023 compared to Q1 2022, which is expected to be above inflation considering the 12-month inflation rate of 55% as at February 2023.

Key Business Developments

GMV and Order Growth

In Q4 2022, GMV increased by 13.9% to TRY 19.4 billion in Q4 2022 compared to TRY 17.0 billion in Q4 2021. IAS 29-Unadjusted GMV grew by 104.1% to TRY 19.1 billion in Q4 2022 compared to Q4 2021. This performance was attributable to our value proposition supported by the appeal of our Hepsiburada Premium loyalty program to our customers, attractive affordability solutions and data-driven marketing campaigns. During Legendary November in 2022, our average daily GMV (without adjusted for inflation) was roughly 2.6 times that of our average daily GMV (without adjusted for inflation) for the remaining 11 months in 2022. The number of orders (excluding those for digital products which mainly include sweepstakes and gamified lotteries as well as the first monthly payment of Hepsiburada Premium membership subscription) during Legendary November was double the monthly average of the other 11 months of 2022.

In 2022, GMV increased by 3.8% to TRY 53.9 billion compared to TRY 52.0 billion in 2021. IAS 29-Unadjusted GMV increased by 80.8% to TRY 47.3 billion in 2022 compared to 2021. We categorize our GMV as follows (percentages in parentheses denote the contribution of that domain to 2022 GMV): Mobile (21%), Appliances (19%), Technology (18%), Books and Hobbies (10%), Supermarket (11%), Home and Garden (11%), Fashion and Lifestyle (9%) and Other including Hepsiburada Market, HepsiGlobal and Hepsiburada Seyahat (2%).

For Hepsiburada, GMV growth is a function of the growth in number of orders and average order value. We achieved continued order growth of 94.8% in Q4 2022 compared to Q4 2021, which contributed to 50.4% growth in 2022 compared to 2021. Order growth resulted from a solid Active Customer base and the continued rise in order frequency. Our Active Customer base increased by 8.1% to 12.2 million as of December 31, 2022 compared to 11.3 million as of December 31, 2021, while order frequency grew by 39.1% to 6.6 as of December 31, 2022 compared to 4.7 as of December 31, 2021. Continued customer growth was attributable to our attractive value proposition and wider selection. Meanwhile, strong customer demand for our digital products contributed to the 39.1% quarterly rise in order frequency. While these digital products generate repeat interaction with the participating customer segments, they have a dilutive impact on average order value. Excluding the orders of digital goods, order frequency would have been 5.5 as of December 31, 2022 compared to 4.7 as of December 31, 2021, corresponding to 16.0% growth. Accordingly, order growth excluding those of digital goods was 34.8% in Q4 2022 and 25.4% in full year 2022 compared to the corresponding periods of the prior year.

The annual inflation rate was announced as 64.3% as at the end of 2022 and 72% on average for 2022 by TurkStat (2021 average: 20%). As we have previously disclosed, the change in average order value in our business and the inflation rate are not fully correlated. Generally, the pass-through effect of inflation has been more evident in categories such as grocery, food and fast-moving consumer goods (FMCG) throughout the year, which form a limited portion of our GMV. Other factors such as inventory carryover and competitive market dynamics might also affect selling prices in certain categories. Moreover, pressure on consumer spending has caused a tendency for product substitution with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether for sales of essentials or non-essentials), and partial postponement of purchase decisions for certain categories. These dynamics generally continued during the fourth quarter, but were partially eased during our Legendary November and holiday shopping periods.

Marketplace

Our Active Merchant base increased by 32.9% to 99.7 thousand as of December 31, 2022 compared to 75.0 thousand as of December 31, 2021, driven mainly by our comprehensive merchant value proposition and enhanced merchant experience. In parallel, our selection expanded with the number of SKUs increasing by 81.1% to 163.6 million as of December 31, 2022 compared to 90.3 million as of December 31, 2021. As of December 31, 2022, the number of active SKUs on our platform through cross-border operations reached 4.3 million with over 3.5 thousand participating merchants.

In Q4 2022, the Marketplace (3P) - Direct Sales (1P) GMV split was 68%:32% compared to 65%:35% in Q4 2021. In 2022 overall, the split was 67%:33% compared to 68%:32% in 2021.

By providing our merchants a comprehensive set of advanced tools and services, we continued to make it easy for them to maximize their success on our platform. Our merchants effectively self-manage their listings with our merchant app, Hepsiburada’s “My Business Partner”, which includes self-service monitoring and campaign management tools, tutorials and an array of services with attractive rates. The average onboarding time for a merchant declined to 6 days in Q4 2022 compared to 9.8 days in Q4 2021.

Customer Experience

Based on the results of market research conducted by FutureBright (a local research company) for Hepsiburada, we held the highest Net Promoter Score (“NPS”) in the Turkish e-commerce market of 74 during 2022. Instrumental in earning customer appreciation and trust were our fast delivery service, wide range of affordability solutions and the depth and breadth of our selection.

Hepsiburada Premium, our monthly paid subscription service, was launched in July 2022, replacing our earlier loyalty program. As of December 31, 2022, Hepsiburada Premium members exceeded 615 thousand. As of March 15, 2023, Hepsiburada Premium members reached over 840 thousand. These members enjoy access to a wide range of benefits that include free delivery and cashback subject to certain conditions, and free access to an on-demand streaming service, among others. We value this program for its higher engagement and order frequency generated among its members.

Logistics Network

Our own logistics service through HepsiJet is a key component of our value proposition for our customers and merchants. HepsiJet has increased its coverage within our merchant base, delivering around 64% of total Marketplace parcels in Q4 2022. In 2022, Hepsijet delivered around 60% of total Marketplace parcels compared to 43% in 2021. HepsiJet delivered 65% of Hepsiburada parcels overall in 2022 compared to 50% in 2021. Furthermore, in 2022, around 56% of total returns were picked-up at customers’ addresses by HepsiJet. HepsiJet has 87.9 NPS (according to our internal reporting based on surveys conducted) in 2022, underpinning its high quality service.

Instrumental to a superior customer experience, HepsiJet is focused on increasing its delivery speed. Underpinning this are its operations in 81 cities with seven strategically located fulfillment centers, 192 cross-docks and 18 transfer hubs in an area of over 205 thousand square meters across Türkiye, with 2,453 carriers and 3,333 drop off points as of December 31, 2022. In terms of next day delivery performance, HepsiJet delivered 83% of 1P orders on the next day during 2022 compared to 79% in 2021.

With new convenience options introduced in 2022, HepsiJet offers its customers the ability to live-track their parcels prior to delivery, postpone delivery and change delivery address while shipment is en route. Also in 2022, we registered a new patent for HepsiJet’s multi-vehicle route optimization technology, unlocking further operational efficiencies.

Regarding the delivery of oversized products, having achieved full 81 city coverage in Q1 2022, HepsiJet XL increased its penetration in our Marketplace and delivered around 40% of such parcels in Q4 2022. Overall, in our 1P and 3P operations, HepsiJet XL delivered nearly 47% of such parcels in 2022.

Running its operations at our seven fulfillment centers throughout the year, HepsiLojistik, our fulfillment services provider, has increased its volume from merchants on our platform. With the addition of 560 companies during the year, the total number of HepsiLojistik customers reached 751. We believe that having our own fulfillment services contributes to a better customer experience while providing benefits for our merchants.

Financial Services

We offer our customers the opportunity to shop with several payment solutions and services such as one-click check-out, instant returns to wallet, payment with multi-credit cards, payment in installments, instant shopping loans, buy-now-pay-later (“BNPL”) and charge to billing with a telco partner.

Hepsiburada’s wallet and payment gateway solution, Hepsipay, registered approximately 11 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay) as of December 31, 2022. In Q4 2022, customers with a Hepsipay wallet generated 84% of GMV compared to 66% in Q4 2021, reflecting strong performance in migrating Hepsiburada clients to Hepsipay. The share of GMV through those who used their e-money accounts for their transactions (i.e., their Hepsipay wallet) was nearly flat at 36% in Q4 2022 compared to 37% in Q4 2021, as diverse forms of payments and affordability solutions picked up an increasing share.

In 2022, the Hepsipay wallet was redesigned and relaunched with new features, enriching the shopping experience with improved customer verification and e-wallet capabilities. In addition to the existing ability to transfer money from credit or debit cards, Hepsipay users are able to top up their e-wallets by making money transfers from their bank accounts. Additionally, during the year, Hepsipay has progressed towards becoming a payment gateway by consolidating payment options within the Hepsiburada platform.

In a first for Turkish e-commerce, Hepsipay launched a BNPL solution in January 2022 which had been used by over 150 thousand customers as of December 31, 2022. Using the BNPL feature, customers can make their payment in up to 12 installments (which bears a service fee charge at different rates per installment number). They can also combine their BNPL limit with other forms of payment to increase the affordability of goods. In Q4 2022 alone, some 189 thousand orders were processed through our non-card affordability solutions, corresponding to a 3.9% share of total GMV for the quarter compared to 0.6% in Q4 2021. We seek to diligently manage credit risk, while maintaining our focus on growth optimization.

In 2023, we plan to enhance our affordability solutions by including in-house consumer finance loans through our subsidiary HepsiFinans (formerly Doruk Finansman), in addition to those offered by leading banks already available through our platform. Concerning our plans to externalize our services, we aim to launch one-click check-out integrations with merchants targeting online retail, as well as QR payment and prepaid cards also targeting physical retail points in Türkiye. In the meantime, we aim to capture a share of the acquiring market with enhanced PSP (payment services provider) infrastructure. By delivering on our plans, we aim to become a leading Fintech player in the Turkish financial services sector.

ESG Actions

As a signatory to the United Nations Global Compact (UNGC) and the United Nations Women’s Empowerment Principles, Hepsiburada publicly pledges its commitment to these principles. During Q4 2022, Hepsiburada was part of the UNGC’s Target Gender Equality program, a gender equality accelerator program for participating companies of the UNGC. Hepsiburada had the opportunity to deepen implementation of the Women’s Empowerment Principles through participation in the Program. Hepsiburada also reconfirmed its support for women’s equal representation, participation and leadership in business, and equal pay for work of equal value.

On the occasion of International Day of the Girl Child on October 11, 2022, we organized self-confidence, artificial intelligence and coding workshops, as well as language development lessons for primary school children. This initiative contributed to the education of 515 primary school students. During Breast Cancer Awareness Month, we worked in collaboration with the Turkish Breast Health Society and sent a letter to some 275 thousand customers to raise awareness of early detection.

We continue to design Hepsiburada's long term sustainability strategy and roadmap. In Q4 2022, our efforts to set and integrate such goals within our business processes have continued. Accordingly, we expect to more closely monitor and report on key performance indicators going forward. In the first half of 2023, we intend to publish our first sustainability report, which we believe will mark a first for Türkiye’s e-commerce sector.

Our Technology Empowerment for Women Entrepreneurs (TEWE) program, launched in 2017 to support the development of women’s role in the Turkish digital economy, reached an additional 3,500 women in Q4 2022. To date, the program has supported around 41.5 thousand women entrepreneurs. Furthermore, the number of women’s cooperatives on our platform has increased to 254 as of December 31, 2022 from 184 as of December 31, 2021. The TEWE continued to support participant women entrepreneurs with a range of incentives including (i) free online training, (ii) free studio shoots for marketing materials, and (iii) discounted rates for digital advertisement and banner placement on our platform.

In October 2022, with the contribution of the US Embassy Grant Program, and in collaboration with Innovation for Development (I4D), an İstanbul-based NGO, we launched the “Strong Women of the Digital Age” project. The Project aims to digitalize women entrepreneurs and women's cooperatives, which also have refugee partnerships, to meet with consumers through the Hepsiburada platform. Within the scope of the project, 20 women's cooperatives and 250 women entrepreneurs received 30 hours of training and 250 hours of mentoring support in 2022, in addition to the standard Hepsiburada support for women entrepreneurs and a supplementary support package tailored for this project.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy is reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive loss are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira at December 31, 2022 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended Dec 31,				Twelve months ended Dec 31,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2022	2021	y/y %		2022	2021	y/y %
GMV (TRY in billions)	19.4	17.0	13.9%		53.9	52.0	3.8%
Marketplace GMV (TRY in billions)	13.2	11.1	18.8%		36.0	35.4	1.8%
Share of Marketplace GMV (%)	68.1%	65.3%	2.8	pp	66.7%	68.0%	(1.3	)pp
Revenue	5,535.2	5,044.7	9.7%		16,069.4	15,046.2	6.8%
Gross contribution	1,521.4	918.5	65.6%		3,492.1	3,249.7	7.5%
Gross contribution margin (%)	7.8%	5.4%	2.5	pp	6.5%	6.2%	0.2	pp
Net loss for the period	(546.1)	588.8	n.m.		(2,899.8)	(2,021.0)	43.5%
EBITDA	(245.9)	(1,650.1)	(85.1)%		(2,584.1)	(3,726.1)	(30.6)%
EBITDA as a percentage of GMV (%)	(1.3)%	(9.7)%	8.4	pp	(4.8)%	(7.2)%	2.4	pp
Net cash provided by/(used in) operating activities	1,293.0	(80.4)	n.m		428.7	(28.8)	n.m
Free Cash Flow	1,059.3	(191.4)	n.m		(416.2)	(417.5)	n.m

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended Dec 31,			Twelve months ended Dec 31,
(in TRY million, unaudited)	2022	2021	y/y %	2022	2021	y/y %
Sale of goods[1] (1P)	4,317.1	4,176.9	3.4%	12,584.3	12,192.8	3.2%
Marketplace revenue[2] (3P)	572.0	398.6	43.5%	1,702.3	1,208.9	40.8%
Delivery service revenue	522.1	400.6	30.3%	1,487.1	1,485.1	0.1%
Other	124.0	68.6	80.8%	295.7	159.4	85.4%
Revenue	5,535.2	5,044.7	9.7%	16,069.4	15,046.2	6.8%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Fourth quarter 2022

Our revenue increased by 9.7% to TRY 5,535.2 million in Q4 2022 compared to TRY 5,044.7 million in Q4 2021. This was due mainly to a 43.5% increase in Marketplace revenue (3P), comprising 10.3% of total revenue, and a 30.3% increase in our delivery service revenue, comprising 9.4% of total revenue. Our 1P revenue (direct sales), comprising 78.0% of total revenue, increased by 3.4% compared to Q4 2021. Meanwhile, other revenue which mainly consists of HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams grew by 80.8% compared to Q4 2021.

While GMV increased by 13.9% in Q4 2022 compared to Q4 2021, the 9.7% revenue growth during this period was due mainly to a shift in GMV mix toward 3P of 2.7 percentage points (pp) in Q4 2022 compared to Q4 2021, which was partially offset by lower customer discounts starting from Q4 2021 onwards.

The 30.3% increase in delivery service revenue compared to Q4 2021 was mainly due to i) rises in unit delivery service charges, ii) an increase in delivery service revenue from off-platform customers of Hepsijet, iii) an increase in the number of parcels delivered during Q4 2022 compared to Q4 2021 and iv) a 2.7pp shift in the GMV mix towards 3P where we generate higher delivery service revenue compared to our 1P operations.

Full year 2022

Our revenue increased by 6.8% to TRY 16,069.4 million in 2022 compared to TRY 15,046.2 million in 2021. This was mainly due to a 40.8% increase in Marketplace revenue (3P), comprising 10.6% of total revenue. Our 1P revenue (direct sales), comprising 78.3% of total revenue increased by 3.2% compared to 2021. Meanwhile, other revenue which mainly consists of HepsiAd and HepsiLojistik revenue streams grew by 85.4% compared to 2021.

While GMV increased by 3.8% in 2022 compared to 2021, the 6.8% revenue growth during this period was mainly due to our strategic decision to focus on improving profitability. Accordingly, we have been cutting back on customer discounts (which are deducted from the 1P and 3P revenues) starting from Q4 2021 onwards. Faster revenue growth compared to GMV growth was also due to a 1.1pp shift in the GMV mix towards 1P compared to 2021.

Nearly flat delivery service revenue compared to 2021 was due to several factors which offset the 2022 rises in unit delivery service charges. Such factors included the following: i) the rise in inflation rate in the first half of 2022 was faster compared to the increase in our unit delivery service charges at the start of the year (i.e., in January), and ii) the number of parcels delivered remained flat in 2022 compared to 2021.

Gross Contribution

	Three months ended Dec 31,				Twelve months ended Dec 31,
(in TRY million unless indicated otherwise, unaudited)	2022	2021	y/y %		2022	2021	y/y %
Revenue	5,535.2	5,044.7	9.7%		16,069.4	15,046.2	6.8%
Cost of inventory sold	(4,013.8)	(4,126.2)	(2.7)%		(12,577.3)	(11,796.5)	6.6%
Gross Contribution	1,521.4	918.5	65.6%		3,492.1	3,249.7	7.5%
Gross contribution margin (% of GMV)	7.8%	5.4%	2.5	pp	6.5%	6.2%	0.2	pp

Gross contribution margin improved by 2.5pp to 7.8% in Q4 2022 compared to 5.4% in Q4 2021. This was mainly attributable to i) a 0.6pp increase in 3P margin and a 1.3pp increase in 1P margin as a result of cutbacks on customer discounts, ii) a lower quarterly inflation impact on cost of inventory sold and iii) better inventory management resulting in lower inventory turnover days. A 2.7pp shift in GMV mix towards non-electronics and a 0.3pp increase in delivery service revenue also contributed to the gross contribution margin increase.

Gross contribution margin improved by 0.2pp to 6.5% in 2022 compared to 6.2% in 2021. While the 3P margin increased by 0.8pp, the 1P margin decreased by 0.7pp during this period due to a greater inflation impact on cost of inventory sold during 2022. Although we cut back on customer discounts and had lower inventory turnover days in 2022 compared to 2021, the increase in inflation in 2022 had a negative impact on cost of inventory sold.

The table below shows the monthly inflation rates in 2021 and 2022.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2022	11%	5%	5%	7%	3%	5%	2%	1%	3%	4%	3%	1%
2021	2%	1%	1%	2%	1%	2%	2%	1%	1%	2%	4%	14%

Source: Data as announced by TurkStat

Operating Expenses:

The table below shows our operating expenses for the three months and twelve months ended December 31, 2022 and 2021 in absolute terms and as a percentage of GMV:

(in TRY million unless indicated	Three months ended Dec 31,				Twelve months ended Dec 31,
otherwise, unaudited)	2022	2021	y/y%		2022	2021	y/y%
Cost of inventory sold	(4,013.8)	(4,126.2)	(2.7)%		(12,577.3)	(11,796.5)	6.6%
% of GMV	(20.7)%	(24.2)%	3.5	pp	(23.3)%	(22.7)%	(0.6	)pp
Shipping and packaging expenses	(495.9)	(577.8)	(14.2)%		(1,595.7)	(1,899.4)	(16.0)%
% of GMV	(2.6)%	(3.4)%	0.8	pp	(3.0)%	(3.7)%	0.7	pp
Payroll and outsource staff expenses	(590.5)	(477.3)	23.7%		(1,807.8)	(1,587.6)	13.9%
% of GMV	(3.0)%	(2.8)%	(0.2	)pp	(3.4)%	(3.1)%	(0.3	)pp
Advertising expenses	(513.2)	(1,227.3)	(58.2)%		(1,765.3)	(2,950.8)	(40.2)%
% of GMV	(2.6)%	(7.2)%	4.5	pp	(3.3)%	(5.7)%	2.4	pp
Technology expenses	(49.0)	(38.5)	27.3%		(183.4)	(124.0)	47.9%
% of GMV	(0.3)%	(0.2)%	(0.0	)pp	(0.3)%	(0.2)%	(0.1	)pp
Depreciation and amortization	(178.6)	(118.5)	50.7%		(512.8)	(386.6)	32.6%
% of GMV	(0.9)%	(0.7)%	(0.3	)pp	(1.0)%	(0.7)%	(0.2	)pp
Other operating expenses, net	(118.6)	(247.7)	(52.1)%		(724.0)	(414.2)	74.8%
% of GMV	(0.6)%	(1.5)%	0.9	pp	(1.3)%	(0.8)%	(0.5	)pp
Net operating expenses	(5,959.6)	(6,813.3)	(12.5)%		(19,166.3)	(19,159.1)	0.1%
Net operating expenses as a % of GMV	(30.7)%	(40.0)%	9.2	pp	(35.5)%	(36.9)%	1.3	pp

Fourth quarter 2022

Net operating expenses decreased by 12.5% to TRY 5,959.6 million in Q4 2022 compared to TRY 6,813.3 million in Q4 2021. As a percentage of GMV, our net operating expenses declined 9.2 percentage points (pp) mainly due to a 4.5pp decrease in advertising expenses, 3.5pp decrease in cost of inventory sold, 0.8pp decrease in shipping and packaging expenses and 0.9pp decrease in other operating expenses, net, as a percentage of GMV partially offset by a 0.2pp rise in payroll and outsource staff expenses as a percentage of GMV and 0.3pp rise in depreciation and amortization.

The 4.5pp decline in advertising expenses as a percentage of GMV resulted from our continued marketing efficiency efforts. Our segment-based acquisition strategy, marketing channel optimization through further investing into cost effective channels such as social commerce, as well as category specific optimizations supported efficiency in overall marketing spend.

The 0.8pp decline in shipping and packaging expenses as a percentage of GMV, corresponding to a 14.2% decline in absolute terms, was mainly due to the reduced shipping expenses of our Hepsiburada Market business which changed its operating model in favor of minimal operational involvement. This improvement was partially offset by the rise in unit shipping charges in line with inflation.

The 0.2pp rise in payroll and outsource staff expenses as a percentage of GMV was due to the annual and mid-year salary increases, whereas the number of employees remained almost flat. The share-based payment expenses in Q4 2022 (covering a provision for the equity settled portion of compensation which includes a vesting condition based plan and a performance target-based plan) was TRY 44.1 million compared to TRY 43.5 million in Q4 2021 (covering a provision for the cash- and equity-settled portions of compensation, which includes the vesting condition-based plan).

The 0.9pp decline in other operating expenses, net as a percentage of GMV was mainly due to a TRY 209.5 million provision expense in Q4 2021 for the Competition Authority investigation.

Full year 2022

Net operating expenses increased slightly by 0.1% to TRY 19,166.3 million in 2022 compared to TRY 19,159.1 million in 2021. As a percentage of GMV, our net operating expenses declined 1.3pp mainly due to a 2.4pp decrease in advertising expenses and 0.7pp decrease in shipping and packaging expenses as a percentage of GMV. This was partially offset by a 0.6pp rise in cost of inventory sold, 0.3pp rise in payroll and outsource staff expenses, 0.5pp rise in other operating expenses, net, and a 0.2pp rise in depreciation and amortization as a percentage of GMV.

The 2.4pp decline in advertising expenses as a percentage of GMV was as a result of continued marketing efficiency efforts. Our segment-based acquisition strategy, marketing channel optimization through further investing into cost effective channels, as well as category specific optimizations supported efficiency in overall marketing spend.

The 0.7pp decline in shipping and packaging expenses as a percentage of GMV, corresponding to a 16.0% decline in absolute terms, was mainly due to a lower shipping expenses of our Hepsiburada Market business which changed its operating model in favor of minimal operational involvement. This improvement was partially offset by the rise in unit shipping charges by the cargo companies in line with inflation.

The 0.3pp rise in payroll and outsource staff expenses as a percentage of GMV was due to an increase in the number of employees in 2022 compared to 2021, along with the impact of the annual and mid-year salary rises. Share-based payment expenses in 2022 (covering a provision for the equity-settled portion of compensation, that includes a vesting condition-based plan and a performance target-based plan) was TRY 159.6 million compared to TRY 431.6 million in 2021 (covering a provision for the cash- and equity-settled portions of compensation, that includes the vesting condition based plan).

The 0.5pp rise in other operating expenses, net as a percentage of GMV was mainly due to a higher legal provision expense in 2022. The provision expense relating to the settlement of previously disclosed class action lawsuits amounted to TRY 280.7 million in 2022 (Turkish Lira equivalent of $13.9 million) compared to a TRY 209.5 million provision expense for the Competition Authority investigation in 2021.

Financial Income

	Three months ended Dec 31,			Twelve months ended Dec 31,
(in TRY million, unaudited)	2022	2021	y/y %	2022	2021	y/y %
Foreign currency exchange gains	35.5	3,563.2	(99.0)%	1,512.9	3,839.9	(60.6)%
Interest income on time deposits	65.1	30.6	112.7%	145.1	83.6	73.6%
Interest income on credit sales	24.7	-	n.m.	56.1	-	n.m.
Interest income on financial instruments	47.3	14.9	217.4%	125.6	67.2	86.9%
Net fair value gains on financial assets at fair value	24.2	-	n.m.	51.2	-	n.m.
Other	9.2	33.1	(72.2)%	22.8	33.5	(31.9)%
Financial income	206.0	3,641.8	(94.3)%	1,913.7	4,024.2	(52.4)%

Our financial income decreased by 94.3%, or TRY 3,435.8 million, to TRY 206.0 million in Q4 2022 compared to TRY 3,641.8 million in Q4 2021. This was mainly driven by a TRY 3,527.7 million decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to more stable U.S. dollar / TRY rates during Q4 2022 compared to Q4 2021.

Our financial income decreased by 52.4%, or TRY 2,110.5 million, to TRY 1,913.7 million in 2022 compared to TRY 4,024.2 million in 2021. This was mainly driven by a TRY 2,327.0 million decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments. The appreciation of U.S. dollar / TRY rates accelerated during 2022 resulting in 44.1% appreciation as of December 31, 2022 when compared to December 31, 2021 (vs. 76.8% appreciation as of December 31, 2021 compared to December 31, 2020). The decrease in foreign exchange gains is also due to decline in U.S. dollar denominated banks deposits and financial investments balance.

Financial Expenses

	Three months ended Dec 31,			Twelve months ended Dec 31,
(in TRY million, unaudited)	2022	2021	y/y %	2022	2021	y/y%
Commission expenses due to early collection of credit card receivables	(274.3)	(313.2)	(12.4)%	(801.6)	(916.1)	(12.5)%
Foreign currency exchange losses	(39.8)	(493.4)	(91.9)%	(470.2)	(649.7)	(27.6)%
Interest expenses on bank borrowings and lease liabilities	(56.2)	(34.4)	63.4%	(137.8)	(182.3)	(24.4)%
Interest expenses on purchases	(78.6)	(74.3)	5.8%	(202.4)	(169.2)	19.6%
Net fair value losses on financial assets	(19.7)	(70.8)	n.m.	(96.7)	(70.8)	36.6%
Other	(0.4)	(0.2)	100.0%	(1.4)	(0.8)	75.0%
Financial expenses	(469.0)	(986.3)	(52.4)%	(1,710.1)	(1,988.9)	(14.0)%

Our financial expenses decreased by 52.4%, or TRY 517.3 million, to TRY 469.0 million in Q4 2022 compared to TRY 986.3 million in Q4 2021, primarily attributable to a TRY 38.9 million decrease in commission expenses due to early collection of credit card receivables as a result of changes in our free-of-charge credit card installment offers. Meanwhile, we recorded a TRY 453.6 million decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables as a result of U.S. dollar rates being more stable during Q4 2022 compared to Q4 2021.

Our financial expenses decreased by 14.0%, or TRY 278.8 million, to TRY 1,710.1 million in 2022 compared to TRY 1,988.9 million in 2021, primarily attributable to a TRY 114.5 million decrease in commission expenses due to early collection of credit card receivables as a result of changes to our free-of-charge credit card installment offers. Meanwhile, we recorded a TRY 179.5 million decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables due to 44.1% appreciation of the U.S. dollar against the Turkish Lira as of December 31, 2022 when compared to December 31, 2021 (vs. 76.8% appreciation as of December 31, 2021 compared to December 31, 2020).

Net Loss for the Period

Net loss was TRY 546.1 million in Q4 2022 compared to a net income of TRY 588.8 million in Q4 2021. The TRY 1,134.9 million change resulted from the above-mentioned factors, partially offset by a change in monetary gain/loss position of TRY 439.3 million, a TRY 141 million monetary gain in Q4 2022 compared to a TRY 298 million monetary loss in Q4 2021.

Net loss increased by 43.5% to TRY 2,899.8 million in 2022 compared to a net loss of TRY 2,021.0 million in 2021. The TRY 878.8 million increase in net loss was mainly due to the above-mentioned factors.

EBITDA

EBITDA was a negative TRY 245.9 million in Q4 2022 compared to negative TRY 1,650.1 million in Q4 2021, corresponding to negative 1.3% EBITDA as a percentage of GMV in Q4 2022. This corresponded to an 8.4pp improvement in EBITDA as a percentage of GMV in Q4 2022 compared to Q4 2021. This improvement was driven by a 2.5pp rise in gross contribution margin, a 4.6pp decline in advertising expenses, a 0.8pp decline in shipping and packaging expenses and a 0.8pp decline in other operating expenses, net as a percentage of GMV partially offset by a 0.2pp rise in payroll and outsource staff expenses as a percentage of GMV.

EBITDA was a negative TRY 2,584.1 million in 2022 compared to negative TRY 3,726.1 million in 2021, corresponding to negative 4.8% EBITDA as a percentage of GMV in 2022. This corresponded to a 2.4pp improvement in EBITDA as a percentage of GMV in 2022 compared to 2021. This improvement was driven by a 0.2pp rise in gross contribution margin, a 2.4pp decline in advertising expenses and a 0.7pp decline in shipping and packaging expenses as a percentage of GMV, and was partially offset by a 0.3pp rise in payroll and outsource staff expenses and a 0.6pp rise in other operating expenses, net as a percentage of GMV.

Capital Expenditures

Capex was TRY 233.6 million in Q4 2022 compared to TRY 112.0 million in Q4 2021. In Q4 2022, around 73% of total capex consisted of the costs of employees who are employed for the development of the website and mobile platforms for both core and strategic assets, and whose costs are capitalized, compared to around 71% in Q4 2021. Remaining capex mainly comprised the purchase of property and equipment and software and rights.

Capex was TRY 845.1 million in 2022 compared to TRY 391.5 million in 2021. In 2022, around 68% of total capex consisted of the costs of employees who are employed for the development of website and mobile platforms for both core and strategic assets, and whose costs are capitalized, compared to around 70% in 2021. The increase in capex was mainly due to the rise in the tech talent pool coupled with the increase in their annual salaries. Remaining capex mainly consisted of the purchase of property and equipment and software and rights.

Net Working Capital

Net working capital increased to negative TRY 4,465.8 million as of December 31, 2022 from negative TRY 4,064.7 million as of December 31, 2021. The TRY 400.9 million increase in negative net working capital was mainly driven by a TRY 295.1 million increase in trade receivables, a TRY 786.3 million decrease in trade payables and payables to merchants, a TRY 1,088.0 million decrease in inventories, a TRY 226.5 million increase in other current assets and a TRY 153.8 million increase in provisions. The increase in trade receivables was mainly due to a higher BNPL (Buy Now Pay Later) receivables balance. The decrease in trade payables and payables to merchants was mainly due to a decline in inventory procurement volumes. The increase in other current assets was mainly due to an increase in deferred VAT balance. The increase in provisions was mainly due to the provision relating to the settlement of previously disclosed class action lawsuits.

Cash Flow from Operating Activities

Our net cash provided by operating activities for Q4 2022 comprised a TRY 546.1 million net loss (Q4 2021: net income of TRY 588.8 million), a positive TRY 1,214.8 million change in net working capital (Q4 2021: negative TRY 525.8 million) and a TRY 624.3 million change in other (comprising non-cash items such as provisions and depreciation expenses as well as non-operating items such as financial income and expenses) (Q4 2021: negative TRY 143.3 million). Net cash provided by operating activities increased by TRY 1,373.4 million to positive TRY 1,293.0 million in Q4 2022 compared to negative TRY 80.4 million in Q4 2021.

The TRY 1,373.4 million increase in our net cash provided by operating activities was mainly a result of a TRY 1,592.7 million increase in change in inventories, supported by a TRY 430.9 million increase in other assets and receivables and a TRY 358.4 million decrease in change in contract liabilities and merchant advances. The increase was partially offset by a TRY 584.3 million decrease in change in trade receivables.

Our net cash provided by operating activities for 2022 comprised a TRY 2,899.8 million net loss (2021: net loss of TRY 2,021.0 million), a positive TRY 328.2 million change in net working capital (2021: TRY 708.5 million) and a TRY 3,000.3 million change in other (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses) (2021: TRY 1,283.7 million). Net cash provided by operating activities rose by TRY 457.5 million to a positive TRY 428.7 million in 2022 as compared to 2021.

The TRY 428.7 million increase in our net cash provided by operating activities was mainly a result of a TRY 2,222.0 million increase in change in inventories, supported by a TRY 848.9 million increase in other assets and receivables and a TRY 255.1 million decrease in change in contract liabilities and merchant advances. The increase was partially offset by a TRY 2,934.2 million decrease in change in trade payables and payables to merchants, a TRY 271.5 million decrease in change in trade receivables and a TRY 274.2 million decrease in change in other liabilities.

Free Cash Flow

Our free cash flow was a positive TRY 1,059.3 million in Q4 2022 compared to negative TRY 191.4 million in Q4 2021. This increase was mainly driven by the rise in cash flow provided by operating activities, which is a combined result of better working capital management and a significant improvement in EBITDA.

Our free cash flow increased slightly to negative TRY 416.2 million in 2022 from negative TRY 417.5 million in 2021. The rise in capex in 2022 was offset by the increased cash provided by operating activities resulting in a nearly flat free cash flow performance.

Total Cash and Financial Investments

Total cash and cash equivalents as of December 31, 2022 decreased to TRY 5,266.0 million as of December 31, 2022 from TRY 6,264.4 million as of December 31, 2021. The decrease in total cash and cash equivalents is mainly due to a lower than inflation USD/TRY appreciation (USD/TRY appreciation was at around 44%, compared to inflation of around 64% compared to December 31, 2021).

Total financial investments as of December 31, 2022 amounted to TRY 17.6 million. Our financial investments consist of a financial asset measured at fair value through profit or loss, and includes Turkish Lira based mutual funds.

We held around 54% of our total cash, cash equivalents and financial investments in U.S. dollar as of December 31, 2022.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for our short-term liquidity if and when required in the ordinary course of our operations. As a result of the rise in our cash and cash equivalents following the IPO proceeds, our short-term borrowings decreased to TRY 13.0 million as of December 31, 2022, from TRY 317.3 million as of December 31, 2021. As of December 31, 2022, supplier and merchant financing loans corresponded to TRY 0.8 million of the short-term bank borrowings compared to TRY 151.4 million as of December 31, 2021.

All of our bank borrowings are denominated in Turkish Lira. As of December 31, 2022, the average annual effective interest rate for bank borrowings was 21.3% compared to 23.2% as of December 31, 2021.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Wednesday, March 22, 2023 at 16.00 Istanbul time / 13.00 London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada230322.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on March 22, 2023.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022 unless otherwise indicated. Unaudited.)

	31 December 2022 (unaudited)	31 December 2021 (unaudited1)
ASSETS
Current assets:
Cash and cash equivalents	5,266,008	6,264,371
Restricted cash	107,427	65,704
Financial investments	17,557	1,902,328
Trade receivables	664,221	369,100
Due from related parties	1,718	3,588
Loan receivables	3,514	-
Inventories	1,788,247	2,876,246
Contract assets	15,348	12,076
Other current assets	514,110	329,377

Total current assets	8,378,150	11,822,790

Non-current assets:
Property and equipment	337,990	223,945
Intangible assets	845,813	405,391
Right of use assets	438,542	432,313
Loan receivables	3,858	-
Other non-current assets	63,018	502,257

Total non-current assets	1,689,221	1,563,906

Total assets	10,067,371	13,386,696
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	13,049	317,343
Lease liabilities	157,414	179,563
Wallet deposits	113,493	67,226
Trade payables and payables to merchants	5,886,538	6,672,876
Due to related parties	5,579	14,861
Provisions	371,280	217,529
Employee benefit obligations	164,733	116,186
Contract liabilities and merchant advances	638,556	360,146
Other current liabilities	380,029	271,961

Total current liabilities	7,730,671	8,217,691

Non-current assets:
Bank borrowings	10,924	-
Lease liabilities	104,953	167,456
Employee benefit obligations	16,457	8,702
Other non-current liabilities	146,597	180,829

Total non-current liabilities	278,931	356,987
Equity:
Share capital	302,635	302,635
Other capital reserves	329,913	170,364
Share premiums	8,789,896	8,789,896
Accumulated deficit	(7,364,675)	(4,450,877)

Total equity	2,057,769	4,812,018

Total equity and liabilities	10,067,371	13,386,696

1: Consolidated balance sheet as at December 31, 2021 has not yet been audited for the implementation of IAS 29.

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022 unless otherwise indicated. Unaudited.)

	Twelve Months Ended		Three Months Ended
	31 Dec 2022	31 Dec 2021	31 Dec 2022	31 Dec 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	16,069,394	15,046,238	5,535,176	5,044,716

Operating expenses
Cost of inventory sold	(12,577,307)	(11,796,542)	(4,013,848)	(4,126,242)
Shipping and packaging expenses	(1,595,728)	(1,899,366)	(495,901)	(577,773)
Payroll and outsource staff expenses	(1,807,797)	(1,587,567)	(590,512)	(477,317)
Advertising expenses	(1,765,278)	(2,950,767)	(513,178)	(1,227,288)
Technology expenses	(183,416)	(123,951)	(49,038)	(38,537)
Depreciation and amortization	(512,761)	(386,600)	(178,588)	(118,486)
Other operating expenses	(802,629)	(573,365)	(142,159)	(313,622)
Other operating income	78,654	159,211	23,570	65,952

Operating loss	(3,096,868)	(4,112,709)	(424,478)	(1,768,597)

Financial income	1,913,635	4,024,276	206,201	3,641,883
Financial expenses	(1,710,031)	(1,988,906)	(468,923)	(986,304)
Monetary (losses)/gains	(6,550)	56,328	141,096	(298,224)

(Loss)/income before income taxes	(2,899,814)	(2,021,011)	(546,104)	588,758

Taxation on income	-	-	-	-

(Loss)/income for the period	(2,899,814)	(2,021,011)	(546,104)	588,758

Basic and diluted (loss)/income per share	(8.90)	(6.20)	(1.68)	1.81

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(22,938)	(10,956)	(7,749)	2,364

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-	2,855	-

Total comprehensive (loss)/income for the period	(2,922,752)	(2,031,967)	(550,998)	591,122

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022 unless otherwise indicated. Unaudited.)

	1 January – 31 December 2022	1 January – 31 December 2021
	(unaudited)	(unaudited)
Loss before income taxes	(2,899,814)	(2,021,011)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	3,000,318	1,283,736
Interest and commission expenses	1,141,806	1,267,611
Depreciation and amortization	512,761	386,600
Interest income on time deposits	(201,147)	(83,627)
Interest income on credit sales	(125,574)	(67,212)
Provision for unused vacation liability	24,245	21,957
Provision for personnel bonus	137,938	73,559
Provision for legal cases	13,541	3,481
Provision for doubtful receivables	19,471	(6,657)
Provision for impairment of trade goods, net	(10,570)	6,722
Provision for post-employment benefits	4,042	3,463
Provision for share based payment	159,549	170,364
Adjustment for impairment loss of financial investments	45,506	70,814
Provision competition board penalty	(5,799)	209,484
Provision for settlement of legal proceedings	280,660	-
Net foreign exchange differences	(1,424,287)	(2,389,501)
Change in provisions due to inflation	(172,428)	(29,761)
Monetary effect on non-operating activities	2,600,604	1,646,439
Changes in net working capital
Change in trade payables and payables to merchants	(787,039)	2,147,208
Change in inventories	1,098,569	(1,123,448)
Change in trade receivables	(285,199)	(13,704)
Change in contract liabilities and merchant advances	278,410	23,276
Change in contract assets	(3,272)	112,517
Change in other liabilities	(46,379)	227,780
Change in other assets and receivables	206,946	(641,958)
Change in due from related parties	1,870	4,030
Change in due to related parties	(25,416)	6,076
Post-employment benefits paid	(4,908)	(6,074)
Payments for concluded litigation	(27,728)	(1,128)
Payments for personnel bonus	(74,807)	(29,332)
Payments for unused vacation liabilities	(2,802)	(4,770)
Collections of doubtful receivables	-	8,040
Net cash provided by/(used in) operating activities	428,749	(28,762)
Investing activities:
Purchases of property and equipment and intangible assets	(845,149)	(391,498)
Proceeds from sale of property and equipment	192	2,743
Purchase of financial investments	(1,571,400)	(1,651,789)
Proceeds from sale of financial investment	3,195,140	-
Interest received on credit sales	125,574	67,212
Interest received on time deposits	196,114	82,426
Payment for acquired businesses, net of cash acquired	(4,384)	-
Net cash provided by/(used in) investing activities	1,096,087	(1,890,906)
Financing activities:
Proceeds from borrowings	944,695	3,537,817
Repayment of borrowings	(1,168,333)	(3,866,246)
Interest and commission paid	(1,049,930)	(1,198,154)
Lease payments	(200,850)	(153,350)
Proceed from share capital and share premiums increase	-	8,263,758
Net cash (used in)/provided by financing activities	(1,474,418)	6,583,825
Net increase in cash and cash equivalents	50,418	4,664,157
Cash and cash equivalents at 1 January	6,262,950	1,323,982
Inflation effect on cash and cash equivalents	(2,029,040)	(1,542,133)
Effects of exchange rate changes on cash and cash equivalents	975,473	1,816,944
Cash and cash equivalents at 31 December	5,259,801	6,262,950

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022.Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Net (loss)/income for the period	(546.1)	588.8	(2,899.8)	(2,021.0)
Taxation on income	-	-	-	-
Financial income	206.2	3,641.9	1,913.6	4,024.3
Financial expenses	(469.0)	(986.3)	(1,710.0)	(1,988.9)
Depreciation and amortization	(178.6)	(118.5)	(512.8)	(386.6)
Monetary gains / (losses)	141.1	(298.2)	(6.5)	56.3
EBITDA	(245.9)	(1,650.1)	(2,584.1)	(3,726.1)

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Revenue	5,535.2	5,044.7	16,069.4	15,046.2
Cost of inventory sold	(4,013.8)	(4,126.2)	(12,577.3)	(11,796.5)
Gross Contribution	1,521.4	918.5	3,492.1	3,249.7

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Revenue	5,535.2	5,044.7	16,069.4	15,046.2
Reversal of IAS 29 adjustment	88.4	2,285.6	2,027.2	7,488.2
IAS 29-Unadjusted Revenue	5,446.8	2,759.1	14,042.2	7,558.0

The following tables show the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.

	Three months ended
	31 Dec 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 Dec 2022	31 Dec 2021	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 Dec 2021
Revenue	5,535.2	88.5	5,446.8	5,044.7	2,285.6	2,759.1
Cost of inventory sold	(4,013.8)	(320.8)	(3,693.0)	(4,126.2)	(2,028.2)	(2,098.0)
IAS 29-Unadjusted Gross Contribution			1,753.8			661.1

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.

	Twelve months ended
	31 Dec 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 Dec 2022	31 Dec 2021	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 Dec 2021
Revenue	16,069.4	2,027.2	14,042.2	15,046.2	7,488.2	7,558.0
Cost of inventory sold	(12,577.3)	(2,797.4)	(9,779.9)	(11,796.5)	(6,087.0)	(5,709.5)
IAS 29-Unadjusted Gross Contribution			4,262.3			1,848.5

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.

	Three months ended
	31 Dec 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 Dec 2022	31 Dec 2021	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 Dec 2021
Net (loss)/income for the period	(546.1)	(200.0)	(346.0)	588.8	(50.9)	639.7
Taxation on income	-	-	-	-	-	-
Financial income	206.2	2.4	203.8	3,641.9	1,671.3	1,970.6
Financial expenses	(469.0)	(9.6)	(459.3)	(986.3)	(451.3)	(535.0)
Depreciation and amortization	(178.6)	(95.4)	(83.2)	(118.5)	(73.7)	(44.8)
Monetary gains / (losses)	141.1	141.1	-	(298.2)	(298.2)	-
IAS 29-Unadjusted EBITDA			(7.3)			(751.1)

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.

	Twelve months ended
	31 Dec 2022	Reversal of IAS 29 Adjustment	IAS 29-Unadjusted 31 Dec 2022	31 Dec 2021	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 Dec 2021
Net loss for the period	(2,899.8)	(1,682.8)	(1,217.0)	(2,021.0)	(1,320.9)	(700.1)
Taxation on income	-	-	-	-	-	-
Financial income	1,913.6	375.5	1,538.1	4,024.3	1,864.2	2,160.1
Financial expenses	(1,710.0)	(245.6)	(1,464.4)	(1,988.9)	(972.2)	(1,016.7)
Depreciation and amortization	(512.8)	(229.1)	(283.7)	(386.6)	(245.7)	(140.9)
Monetary gains / (losses)	(6.5)	(6.5)	-	56.3	56.3	-
IAS 29-Unadjusted EBITDA			(1,007.0)			(1,702.6)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by / used in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022.Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Net cash provided by / (used in) operating activities	1,293.0	(80.4)	428.7	(28.8)
Capital expenditures	(233.6)	(112.0)	(845.1)	(391.5)
Proceeds from the sale of property and equipment	0	1.0	0.2	2.7
Free Cash Flow	1,059.3	(191.4)	(416.2)	(417.5)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2022.Unaudited.

	As of December 31, 2022	As of December 31, 2021
Current assets	8,378.1	11,822.8
Cash and cash equivalents	(5,266.0)	(6,264.4)
Financial investments	(17.6)	(1,902.3)
Current liabilities	(7,730.7)	(8,217.7)
Bank borrowings, current	13.0	317.3
Lease liabilities, current	157.4	179.6
Net Working Capital	(4,465.8)	(4,064.7)

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.)

	Restatement Method	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2022	Audited Unadjusted 31 Dec 2021	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2021
ASSETS
Current assets:
Cash and cash equivalents	1	5,266,008	-	5,266,008	3,813,469	2,450,902	6,264,371
Restricted cash	1	107,427	-	107,427	39,998	25,706	65,704
Financial investments	1	17,557	-	17,557	1,158,052	744,276	1,902,328
Trade receivables	1	664,221	-	664,221	224,691	144,409	369,100
Due from related parties	1	1,718	-	1,718	2,184	1,404	3,588
Loan receivables	1	3,514	-	3,514	-	-	-
Inventories	2	1,724,330	63,917	1,788,247	1,639,480	1,236,766	2,876,246
Contract assets	1	15,348	-	15,348	7,351	4,725	12,076
Other current assets	3	506,890	7,220	514,110	199,787	129,590	329,377
Total current assets		8,307,013	71,137	8,378,150	7,085,012	4,737,778	11,822,790
Non-current assets:
Property and equipment	2	221,626	116,364	337,990	90,540	133,405	223,945
Intangible assets	2	655,891	189,922	845,813	202,798	202,593	405,391
Right of use assets	2	261,091	177,451	438,542	205,755	226,558	432,313
Loan receivables	1	3,858	-	3,858	-	-	-
Other non-current assets	3	62,700	318	63,018	297,258	204,999	502,257
Total non-current assets		1,205,166	484,055	1,689,221	796,351	767,555	1,563,906
Total assets		9,512,179	555,192	10,067,371	7,881,363	5,505,333	13,386,696
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	13,049	-	13,049	193,184	124,159	317,343
Lease liabilities	1	157,414	-	157,414	109,310	70,253	179,563
Wallet deposits	1	113,493	-	113,493	40,924	26,302	67,226
Trade payables and payables to merchants	1	5,886,538	-	5,886,538	4,062,149	2,610,727	6,672,876
Due to related parties	1	5,579	-	5,579	9,047	5,814	14,861
Provisions	1	371,280	-	371,280	132,422	85,107	217,529
Employee benefit obligations	1	164,733	-	164,733	70,729	45,457	116,186
Contract liabilities and merchant advances	1	638,556	-	638,556	219,241	140,905	360,146
Other current liabilities	3	367,091	12,938	380,029	163,544	108,417	271,961
Total current liabilities		7,717,733	12,938	7,730,671	5,000,550	3,217,141	8,217,691
Non-current liabilities:
Bank borrowings	1	10,924	-	10,924	-	-	-
Lease liabilities	1	104,953	-	104,953	101,940	65,516	167,456
Employee benefit obligations	1	16,457	-	16,457	5,297	3,405	8,702
Due to related parties	1	-	-	-	-	-	-
Other non-current liabilities	2	77,076	69,521	146,597	97,400	83,429	180,829
Total non-current liabilities		209,410	69,521	278,931	204,637	152,350	356,987
Equity:
Share capital	4	65,200	237,435	302,635	65,200	237,435	302,635
Other capital reserves	4	222,692	107,221	329,913	85,270	85,094	170,364
Share premiums	4	4,260,737	4,529,159	8,789,896	4,260,737	4,529,159	8,789,896
Restricted reserves	4	1,586	(1,586)	-	1,586	(1,586)	-
Accumulated deficit	5	(2,965,179)	(4,399,496)	(7,364,675)	(1,736,617)	(2,714,260)	(4,450,877)
Total equity		1,585,036	472,733	2,057,769	2,676,176	2,135,842	4,812,018
Total equity and liabilities		9,512,179	555,192	10,067,371	7,881,363	5,505,333	13,386,696

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2022	Unaudited Unadjusted 31 Dec 2021	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2021
Sale of goods (1P)	6	4,248,464	68,626	4,317,090	2,281,139	1,895,801	4,176,940
Marketplace revenue (3P)	6	562,775	9,239	572,014	219,159	179,444	398,603
Delivery service revenue	6	513,560	8,544	522,104	220,634	179,959	400,593
Other	6	121,915	2,053	123,968	38,217	30,363	68,580
Revenues		5,446,714	88,462	5,535,176	2,759,149	2,285,567	5,044,716

Operating expenses
Cost of inventory sold	7	(3,693,034)	(320,814)	(4,013,848)	(2,097,953)	(2,028,289)	(4,126,242)
Shipping and packaging expenses	6	(488,015)	(7,886)	(495,901)	(317,313)	(260,460)	(577,773)
Payroll and outsource staff expenses	6	(582,768)	(7,744)	(590,512)	(260,118)	(217,199)	(477,317)
Advertising expenses	6	(507,901)	(5,277)	(513,178)	(654,743)	(572,545)	(1,227,288)
Technology expenses	9	(46,865)	(2,173)	(49,038)	(20,482)	(18,055)	(38,537)
Depreciation and amortization	8	(83,162)	(95,426)	(178,588)	(44,846)	(73,640)	(118,486)
Other operating expenses	9	(155,064)	12,905	(142,159)	(192,637)	(120,985)	(313,622)
Other operating income	9	19,654	3,916	23,570	33,110	32,842	65,952

Operating loss		(90,441)	(334,037)	(424,478)	(795,833)	(972,764)	(1,768,597)

Financial income	6	203,764	2,437	206,201	1,970,590	1,671,293	3,641,883
Financial expenses	6	(459,291)	(9,632)	(468,923)	(535,042)	(451,262)	(986,304)
Monetary gains/(losses)	10	-	141,096	141,096	-	(298,224)	(298,224)

(Loss)/income before income taxes		(345,968)	(200,136)	(546,104)	639,715	(50,957)	588,758

Taxation on income	-	-	-	-	-	-	-

(Loss)/income for the period		(345,968)	(200,136)	(546,104)	639,715	(50,957)	588,758

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.)

		Twelve Months Ended
	Restatement Method	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2022	Audited Unadjusted 31 Dec 2021	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2021
Sale of goods (1P)	6	10,974,778	1,609,525	12,584,303	6,134,367	6,058,417	12,192,784
Marketplace revenue (3P)	6	1,495,318	206,953	1,702,271	601,322	607,532	1,208,854
Delivery service revenue	6	1,306,660	180,429	1,487,089	740,179	744,934	1,485,113
Other	6	265,453	30,278	295,731	82,153	77,334	159,487
Revenues		14,042,209	2,027,185	16,069,394	7,558,021	7,488,217	15,046,238

Operating expenses
Cost of inventory sold	7	(9,779,890)	(2,797,417)	(12,577,307)	(5,709,482)	(6,087,060)	(11,796,542)
Shipping and packaging expenses	6	(1,380,357)	(215,371)	(1,595,728)	(952,565)	(946,801)	(1,899,366)
Payroll and outsource staff expenses	6	(1,570,628)	(237,169)	(1,807,797)	(806,063)	(781,504)	(1,587,567)
Advertising expenses	6	(1,515,965)	(249,313)	(1,765,278)	(1,498,240)	(1,452,527)	(2,950,767)
Technology expenses	6, 9	(147,925)	(35,491)	(183,416)	(61,050)	(62,901)	(123,951)
Depreciation and amortization	8	(283,726)	(229,035)	(512,761)	(140,925)	(245,675)	(386,600)
Other operating expenses	6, 9	(712,051)	(90,578)	(802,629)	(311,966)	(261,399)	(573,365)
Other operating income	6, 9	57,652	21,002	78,654	78,745	80,466	159,211

Operating loss		(1,290,681)	(1,806,187)	(3,096,868)	(1,843,525)	(2,269,184)	(4,112,709)

Financial income	6	1,538,076	375,559	1,913,635	2,160,117	1,864,159	4,024,276
Financial expenses	6	(1,464,353)	(245,678)	(1,710,031)	(1,016,670)	(972,236)	(1,988,906)
Monetary (losses)/gains	10	-	(6,550)	(6,550)	-	56,328	56,328

Loss before income taxes		(1,216,958)	(1,682,856)	(2,899,814)	(700,078)	(1,320,933)	(2,021,011)

Taxation on income	-	-	-	-	-	-	-

Loss for the period		(1,216,958)	(1,682,856)	(2,899,814)	(700,078)	(1,320,933)	(2,021,011)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2022. Unaudited.)

	Unaudited Unadjusted 1 Jan - 31 Dec 2022	IAS 29 Adjustment	Unaudited Adjusted 1 Jan - 31 Dec 2022	Audited Unadjusted 1 Jan - 31 Dec 2021	IAS 29 Adjustment	Unaudited Adjusted 1 Jan - 31 Dec 2021
Loss before income taxes	(1,216,958)	(1,682,856)	(2,899,814)	(700,078)	(1,320,933)	(2,021,011)
Adjustments to reconcile loss before income taxes to cash flows from operating activities	400,460	2,599,858	3,000,318	(248,497)	1,532,233	1,283,736
Interest and commission expenses	1,002,410	139,396	1,141,806	632,564	635,047	1,267,611
Depreciation and amortization	283,726	229,035	512,761	140,925	245,675	386,600
Interest income on time deposits	(182,905)	(18,242)	(201,147)	(42,528)	(41,099)	(83,627)
Interest income on credit sales	(111,650)	(13,924)	(125,574)	(33,381)	(33,831)	(67,212)
Provision for unused vacation liability	20,659	3,586	24,245	10,861	11,096	21,957
Provision for personnel bonus	100,513	37,425	137,938	39,275	34,284	73,559
Provision for legal cases	11,437	2,104	13,541	1,722	1,759	3,481
Provision for doubtful receivables	16,445	3,026	19,471	3,293	(9,950)	(6,657)
Provision for impairment of trade goods, net	16,934	(27,504)	(10,570)	(4,780)	11,502	6,722
Provision for post-employment benefits	3,414	628	4,042	1,713	1,750	3,463
Provision for share-based payment	137,422	22,127	159,549	85,270	85,094	170,364
Adjustment for impairment loss of financial investments	30,403	15,103	45,506	40,250	30,564	70,814
Provision competition board penalty	(5,732)	(67)	(5,799)	127,524	81,960	209,484
Provision for settlement of legal proceedings	260,375	20,285	280,660	-	-	-
Net foreign exchange differences	(1,182,991)	(241,296)	(1,424,287)	(1,251,205)	(1,138,296)	(2,389,501)
Change in provisions due to inflation	-	(172,428)	(172,428)	-	(29,761)	(29,761)
Monetary effect on non-operating activities	-	2,600,604	2,600,604	-	1,646,439	1,646,439
Changes in net working capital
Change in trade payables and payables to merchants	1,823,865	(2,610,904)	(787,039)	2,037,600	109,608	2,147,208
Change in inventories	(101,785)	1,200,354	1,098,569	(864,558)	(258,890)	(1,123,448)
Change in trade receivables	(440,670)	155,471	(285,199)	(74,855)	61,151	(13,704)
Change in contract liabilities and merchant advances	419,315	(140,905)	278,410	68,542	(45,266)	23,276
Change in contract assets	(7,997)	4,725	(3,272)	48,385	64,132	112,517
Change in other liabilities	261,209	(307,588)	(46,379)	255,593	(27,813)	227,780
Change in other assets and receivables	(146,198)	353,144	206,946	(423,441)	(218,517)	(641,958)
Change in due from related parties	467	1,403	1,870	1,224	2,806	4,030
Change in due to related parties	(15,530)	(9,886)	(25,416)	5,117	959	6,076
Post-employment benefits paid	(4,145)	(763)	(4,908)	(3,005)	(3,069)	(6,074)
Payments for concluded litigation	(27,221)	(507)	(27,728)	(558)	(570)	(1,128)
Payments for personnel bonus	(53,028)	(21,779)	(74,807)	(13,464)	(15,868)	(29,332)
Payments for unused vacation liabilities	(2,433)	(369)	(2,802)	(2,506)	(2,264)	(4,770)
Collections of doubtful receivables	-	-	-	3,977	4,063	8,040
Net cash provided by/(used in) operating activities	889,351	(460,602)	428,749	89,476	(118,238)	(28,762)
Investing activities:
Purchases of property and equipment and intangible assets	(735,770)	(109,379)	(845,149)	(214,789)	(176,709)	(391,498)
Proceeds from sale of property and equipment	(1,911)	2,103	192	1,210	1,533	2,743
Purchase of financial investments	(1,331,031)	(240,369)	(1,571,400)	(882,207)	(769,582)	(1,651,789)
Interest received on credit sales	111,650	13,924	125,574	33,381	33,831	67,212
Interest received on time deposits	177,355	18,759	196,114	41,701	40,725	82,426
Proceeds from sale of financial investment	2,820,394	374,746	3,195,140	-	-	-
Payment for acquired businesses, net of cash acquired	(3,439)	(945)	(4,384)	-	-	-
Net cash provided by / (used in) investing activities	1,037,248	58,839	1,096,087	(1,020,704)	(870,202)	(1,890,906)
Financing activities:
Proceeds from borrowings	797,877	146,818	944,695	1,750,046	1,787,771	3,537,817
Repayment of borrowings	(986,758)	(181,575)	(1,168,333)	(1,912,509)	(1,953,737)	(3,866,246)
Interest and commission paid	(924,813)	(125,117)	(1,049,930)	(598,205)	(599,949)	(1,198,154)
Lease payments	(169,635)	(31,215)	(200,850)	(104,829)	(48,521)	(153,350)
Proceed from share capital and share premiums increase	-	-	-	4,081,606	4,182,152	8,263,758
Net cash (used in) / provided by financing activities	(1,283,329)	(191,089)	(1,474,418)	3,216,109	3,367,716	6,583,825
Net (decrease) / increase in cash and cash equivalents	643,270	(592,852)	50,418	2,284,881	2,379,276	4,664,157
Cash and cash equivalents at 1 January	3,812,605	2,450,345	6,262,950	592,281	731,701	1,323,982
Inflation effect on cash and cash equivalents	-	(2,029,040)	(2,029,040)	-	(1,542,133)	(1,542,133)
Effects of exchange rate changes on cash and cash equivalents	803,926	171,547	975,473	935,443	881,501	1,816,944
Cash and cash equivalents at 31 December	5,259,801	-	5,259,801	3,812,605	2,450,345	6,262,950

Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Loss

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Net income before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Active Customer are users (both unregistered users and members) who purchased an item within the 12-month period preceding the relevant date, including returns and cancellations.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 55 million members with over 160 million SKUs in over 30 categories on its hybrid operating model where direct sales on 1P (retail) and approximately 100,000 merchants on 3P (marketplace) provide goods and services.

With its vision of leading digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last mile delivery and fulfilment services; advertising; grocery delivery; and payment services, delivered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers selection from international merchants via its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 42,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) Company’s future results of operations and financial position; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the rising inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) outcomes resulting from pending litigation and investigations; (j) expectations regarding our future performance based on our ability to attract more customers to our platform in a cost effective manner, to increase frequency of our customers on our platform, to add more merchants to our platform, to expanding our selection of products and services, to scale our new strategic assets and leverage logistics and technology as business enablers; (k) regulatory changes in the e-commerce law and (l) the outcome of general elections in Türkiye. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2021 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, EBITDA, IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited quarterly financial information as of and for the three months ended December 31, 2022 and 2021 and as of and for the years ended December 31, 2022 as well as December 31, 2021. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited information for the year ended December 31, 2022 and December 31, 2021 are preliminary, based on the information available at this time and subject to changes in connection with the completion of the audit of the Company’s financial statements for the years ended December 31, 2022 and December 31, 2021. As such, the Company’s actual results and financial condition as reflected in the financial statements that will be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 may be adjusted or presented differently from the financial information herein and the variations could be material. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with International Financial Reporting Standards (“IFRS”) and pursuant to the regulations of the SEC.